CONSENT OF QUALIFIED PERSON FOR RELEASE OF INFORMATION

Ferdinand Holcapek, P. Eng. Geology

Circuito Las Brisas 439

Fracc. Los Remedios

C.P. 34100 Durango, DGO

México

52 (618) 812-57-66

HolcMex@aol.com

TO:  The British Columbia and Alberta Securities Commissions and the TSX Venture Exchange.

I, Ferdinand Holcapek, P. Eng. Geology, do hereby consent to the public filing, with the regulatory authorities referred to above, of the technical report titled “Revised Evaluation Report, Dos Hornos And Veta Tomas, Gold - Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’ 35” North Longitude: 104o46’ 53” West”, and dated December 24, 2008 (the “Technical Report) and to extracts from, or a summary of, the Technical Report in the written disclosure filed by Cream Minerals Ltd. in a press release dated December 15, 2008 (the “News Release”).

I also confirm that I have read the written disclosure filed in the News Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 24th Day of December 2008.

SIGNED & SEALED

____________________________

F.  Holcapek, P. Eng.

License # 104730